FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2004

CDG Investments Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDG Investments Inc.

(Registrant)

Date May 3, 2004

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

 CDG Investments Inc.

Suite 500, 926-5th Avenue S.W.

Calgary, Alberta, T2P 0N7

Phone: (403) 233-7898  Fax: (403) 266-2606

NEWS RELEASE

April 30, 2004

News Release:        04-02

OTC Bulletin Board: CDGEF

20-F SEC Approved

For Further Information Contact:

James Devonshire, President

REORGANIZATION OF WHOLLY OWNED SUBSIDIARY

AND SETTLEMENT OF LITIGATION

CDG Investments Inc. (“CDG”) has reached an agreement for the reorganization of Waddy Lake Resources Inc. (“Waddy”), a wholly owned subsidiary. CDG has agreed to sell 49% of the issued and outstanding shares of Waddy for nominal consideration, and has granted an option to acquire an additional 1% of the issued and outstanding Waddy shares for nominal consideration. CDG will receive $800,000 over four years ($200,000 upon execution of the settlement agreement and $200,000 in each of June 2005, 2006 and 2007), as repayment of debts owing to it from Waddy.  It is intended that Waddy will be recapitalized, and CDG does not anticipate that its remaining interest in Waddy will be of material value.

A Statement of Claim filed against CDG, Waddy, and certain current and past directors and officers of the two companies seeking to recover $1,154,133 as well as damages, court costs and interest on all sums unpaid, and a related counterclaim by certain defendants, have been settled by mutual release.

“James Devonshire”

James Devonshire

President

No Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of CDG Investments Inc. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts.  There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements.  These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice.  The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.